19005808

Washington, D.C. 20549

SEC Mail Processing Section FEB 27 2019 Washington DC

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kessler & Company Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 Platte Street, Suite 300
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine A. Johnson 303-295-7878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co.
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Ct.	Englewood	CO	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Kessler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kessler & Company Investments, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHELIA J. JOHNSON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084023885
MY COMMISSION EXPIRES JULY 15, 2020

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHEY MAY & CO

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Kessler & Company Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kessler & Company Investments, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kessler & Company Investments, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kessler & Company Investments, Inc.'s management. Our responsibility is to express an opinion on Kessler & Company Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kessler & Company Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Richey May & Co.

We have served as Kessler & Company Investments, Inc.'s auditor since 2014.

Englewood, Colorado

February 23, 2019

KESSLER & COMPANY INVESTMENTS, INC.
(SEC I.D. 8-38572)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

		2018
ASSETS		
CASH AND CASH EQUIVALENTS	$	295,252
DEPOSIT WITH CLEARING ORGANIZATION		100,914
RECEIVABLE FROM CLEARING BROKERS		21,557
PREPAID EXPENSES AND OTHER ASSETS		3,081
DUE FROM AFFILIATE		858,156
PROPERTY AND EQUIPEMENT - Net of accumulated depreciation of $144,150		45,591
TOTAL	$	1,324,551
LIABILITIES AND SHAREHOLDER'S EQUITY		
TOTAL LIABILITIES:		
Accounts payable and accrued expenses	$	41,143
COMMITMENTS AND CONTINGENCIES (Note 5)		
SHAREHOLDER'S EQUITY:		
Common stock, $0.01 par value - 100,000 shares authorized issued and outstanding		1,000
Additional paid-in capital		357,757
Retained earnings		924,651
Total shareholder's equity		1,283,408
TOTAL	$	1,324,551

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Kessler & Company Investments, Inc. (the "Company") a Colorado corporation, is a wholly owned subsidiary of The Kessler Companies, Inc. (the "Parent Company"). The Company was incorporated on July 22, 1986, as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is a registered commodities introducing broker.

The primary business purpose of the Company is to introduce customers to various clearing broker-dealers ("Clearing Brokers") on a fully disclosed basis, in order to assist the customers in making investments in U.S. Government Treasury securities, futures, options and other high-quality sovereign debt securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — For purposes of the statement of cash flows, the Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market.

Property and Equipment — Property and equipment are recorded at cost, and depreciation expense is provided over the assets' estimated useful lives on the straight-line method. The major classes of property and equipment as of December 31, 2018, are summarized as follows:

Office Furniture and Fixtures	$ 125,126
Computers and Other Equipment	1,472
Computer Software	63,143
	189,741
Accumulated Depreciation	(144,150)
Total property and equipment - net	$ 45,591

Security Transactions — Security transactions and related commission revenue and expenses are accrued as of the transaction or trade date. Commission revenue consists primarily of commissions received from Clearing Brokers in connection with transactions arranged for the benefit of introduced customers.

Income Taxes — The Company, with the consent of its ultimate shareholder, has elected to be an "S" corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate shareholder of an "S" corporation is taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been recognized in these financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. REVENUE RECOGNITION

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The Company adopted this ASU in January 2018 using a modified retrospective approach. The ASU did not have a material impact on its financial condition, results of operations or cash flows.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and risks and rewards of ownership have been transferred to/from the customer.

4. RELATED-PARTY TRANSACTIONS

The Company advanced funds to an affiliated entity related to the Company through common ownership, the Parent Company and to the shareholder. These advances are unsecured, do not bear interest, have no scheduled due date and is recorded as due from shareholder in the accompanying statement of financial condition. The balance due from the shareholder is $858,156. As of December 31, 2018, the Company did not believe that KIA and TKC will generate sufficient revenues to collect these amounts and chose to write off these amounts. The write off of the affiliated entity, which operates as an investment advisor at December 31, 2018 is $2,308,674. The write off of the Parent Company at December 31, 2018 is $153,722.

The Company leases its office space from a related entity under leases with annual renewals. Rental expense for office space for the year ended December 31, 2018 totaled $182,075.

The Company provides services to KIA under a services agreement whereby the Company is compensated for overhead costs from KIA at a rate of $6,000 per month. For the year ended December 31, 2018, the total overhead costs reimbursed by KIA was $72,000.

During the year ended December 31, 2018, the Company generated $27,099 in commission revenue from transactions with related parties.

5. COMMITMENTS AND CONTINGENCIES

The Company utilizes unaffiliated brokerage firms to provide securities clearing services. As part of these arrangements, the Company acts as an "introducing broker" and the unaffiliated brokerage firms act as Clearing Brokers. The clearing agreements require the Company to maintain minimum levels of net capital as required by the Securities and Exchange Commission (SEC). As a result of the securities clearing services, the Company has receivables from its Clearing Brokers. Generally, the receivables are collected upon settlement of the related securities and futures transactions, which is usually three days subsequent to the securities transaction trade date and forty-five days subsequent to the futures transaction trade date.

Pursuant to its agreements with its Clearing Brokers, the Company is liable for amounts uncollected from customers introduced by the Company. The Company mitigates its exposure by dealing with introduced customers that are generally institutions, trusts and high net worth individuals.

6. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC) minimum financial requirements (Regulation 1.17). At December 31, 2018, the Company had net capital of $366,328, of which $321,328 was in excess of its required net capital of $45,000. The Company's net capital ratio was 0.11 to 1.

7. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan — The Company has a defined contribution money purchase plan covering all eligible employees. Annual required contributions by the Company to the plan are 5.7% of eligible compensation, as defined by the plan, not to exceed the maximum amount allowable under the applicable provisions of the Internal Revenue Code. Total expense for 2018 was $15,962.

Simplified Employee Contribution Plan — The Company sponsors a simplified employee contribution plan covering all eligible employees. Under the terms of the plan an eligible employee may set aside amounts from his or her pay, as retirement savings contributions, up to the maximum amounts allowable under the applicable provisions of the Internal Revenue Code. Company contributions to the plan are discretionary. During the year ended December 31, 2018, the Company made no contribution to the plan.

8. CREDIT RISK

As a securities broker and dealer, the Company is engaged in various securities and brokerage activities servicing a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral.

9. SUBSEQUENT EVENTS

The Company has evaluated whether any events or transactions occurred subsequent to December 31, 2018, through February 23, 2019, the date the accompanying financial statements were available to be issued, and determined that there were no events or transactions that would require recognition or disclosure in the Company's financial statements.

* * * * * *

RICHEY MAY & CO

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Kessler & Company Investments, Inc.

We have reviewed management's statements, included in the accompanying Kessler & Company Investments, Inc. (the Company) Exemption Report, in which (1) Kessler & Company Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kessler & Company Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Kessler & Company Investments, Inc. stated that Kessler & Company Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kessler & Company Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kessler & Company Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)9ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Richey May & Co.

Englewood, Colorado

February 23, 2019

KESSLER

1850 Platte Street, Suite 300
Denver, CO 80202

Main 303-295-7878
Fax 303-291-8459

www.kesslercompanies.com

January 15, 2019

In reference to our 2018 financial audit, Kessler & Company Investments, Inc. meets the SEA Rule 15c3-3(k)(2)(ii) exemption and has met this provision of Rule 15c-3-3(k) during the fiscal year, without exception.

Sincerely,

KESSLER & COMPANY INVESTMENTS, INC.

By ______________________
Robert Kessler
CEO

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2514********************MIXED AADC 220
38572 FINRA DEC
KESSLER & COMPANY INVESTMENTS INC
1850 PLATTE ST STE 300 STE
DENVER, CO 80202-2481

01-25-2019
Paid $198.00
KCI ck# 21176

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Maxine Johnson 303-291-8451

2. A. General Assessment (item 2e from page 2) $ 387

B. Less payment made with SIPC-6 filed (exclude interest) (189)

07-25-2018
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 198

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 198

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 198

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

COPY

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kessler & Company Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of January, 20 19.

Senior Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 318,845
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-0-
(2) Net loss from principal transactions in securities in trading accounts.		-0-
(3) Net loss from principal transactions in commodities in trading accounts.		-0-
(4) Interest and dividend expense deducted in determining item 2a.		-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-0-
(7) Net loss from securities in investment accounts.		-0-
Total additions		-0-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		-0-
(2) Revenues from commodity transactions.		60,660
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-0-
(4) Reimbursements for postage in connection with proxy solicitation.		-0-
(5) Net gain from securities in investment accounts.		-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -0-	
Enter the greater of line (i) or (ii)		-0-
Total deductions		60,660
2d. SIPC Net Operating Revenues		$ 258,185
2e. General Assessment @ .0015		$ 387
		(to page 1, line 2.A.)